Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005
		(Dollars in thousands)
Consolidated income before income taxes and minority interests	$51,389	$86,164	$77,053	$38,144	$116,029	$66,736
Interest credited to account balances and amortization of deferred sales inducements	606,358	387,882	235,836	571,917	429,062	311,479
Interest expense on notes payable	14,264	14,853	19,773	20,916	21,278	20,482
Interest expense on subordinated debentures	11,206	15,819	19,445	22,520	21,354	14,145
Interest expense on amounts due under repurchase agreements and other interest expense	—	534	8,207	15,926	32,931	11,280
Interest portion of rental expense	485	570	459	468	431	388
Consolidated earnings	$683,702	$505,822	$360,773	$669,891	$621,085	$424,510

Interest credited to account balances and amortization of deferred sales inducements	606,358	387,882	235,836	571,917	429,062	311,479
Interest expense on notes payable	14,264	14,853	19,773	20,916	21,278	20,482
Interest expense on subordinated debentures	11,206	15,819	19,445	22,520	21,354	14,145
Interest expense on amounts due under repurchase agreements and other interest expense	—	534	8,207	15,926	32,931	11,280
Interest portion of rental expense	485	570	459	468	431	388
Combined fixed charges	$632,313	$419,658	$283,720	$631,747	$505,056	$357,774

Ratio of consolidated earnings to fixed charges	1.1	1.2	1.3	1.1	1.2	1.2

Ratio of consolidated earnings to fixed charges, excluding interest credited to account balances and amortization of deferred sales inducements	3.0	3.7	2.6	1.6	2.5	2.4